VIA EDGAR

March 15, 2010

Ms. Jessica Barberich, Assistant Chief Accountant
United States Securities and Exchange Commission
100 F St. NE
Washington, D.C.  20549

Re:	ASI Technology Corporation Form 10-K for the Fiscal Year Ended September 30, 2009 Filed December 22, 2009 File No. 0-06428

Dear Ms. Barberich:

We are in receipt of the Staff’s letter dated March 4, 2010, with respect to the above-referenced SEC filing. We are responding herein to the Staff’s comments as set forth below.

Management acknowledges that: ASI Technology Corporation (“ASI” or “Company”) is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Management’s responses to the Staff’s specific comments are numbered below to correspond to the numbered comments in the Staff’s letter. All capitalized terms used but not defined herein have the meanings assigned to such terms in the SEC filing on Form 10-K referenced above. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

STAFF COMMENT

Note 3. Notes Receivable, page 33
1. Your response to prior comment 1 indicates that the impairment of the notes was based upon an approximation of the fair value of the collateral and that new independent appraisals had been obtained. Your response further indicates that as of the date that your annual report was filed, you had not yet evaluated all factors in addition to the appraisals. Please provide us of the adjustments made by management to the values provided by the independent appraisals, if any, when determining the value to record for the land in the quarterly period ended December 31, 2009.

COMPANY’S RESPONSE
We evaluated the land on foreclosure at estimated fair value per ASC 310-40-40-2a. The independent appraisals and included comps were inputs used by management. The appraisal value of the properties was an “as is” market value, in fee simple interest. The value under ASC 820 assumes the highest and best use of the asset by market participants, considering the use of the asset that is physically possible, legally permissible, and financially feasible at the measurement date. The highest and best use may be in connection with other assets (property or parcels). For land example see ASC 820-10-55-30 and 31.

The three parcels were obtained from one development group and on an aggregate basis the fair value of the three parcels per the independent appraisals was $2,245,000. Management ultimately did not change the aggregate value of the three properties from the appraisals but did adjust the value of each individual parcel’s fair value listed in note 3. Management’s adjustment included downward adjustments (17%) for each of parcel one and three to reflect lower per acre values from management selecting lower acreage adjusted comps provided in the detail of the appraisal report. For parcel three, management then determined that the highest and best use was as mixed use rather than strictly residential and applied a premium of 25% based on discussions with the appraiser and other related mixed use comps. The zoning for mixed use is well underway, is supported by the County’s Land Use Map, is considered probable and reflects how the foreclosed developer was attempting to market the parcel at much higher prices. For commercial zoned parcel two, management made an upward adjustment of 10% to reflect intended and best use as a commercial subdivision, with the premium based on discussions with the appraiser and evaluation of related comps. Commercial subdivision mapping is underway and the property is expected to be sold or developed on a subparcel basis and again this is how the foreclosed developer was marketing the property. These highest and best use adjustments are considered both possible and probable and are legally permissible and financially feasible at the measurement date.

The net effect of the adjustments on the three parcels was nil compared to the aggregate appraisal values with the aggregate fair value recorded at the same $2,245,000, but with adjustments among the individual parcels. We considered the prior three loans together for valuation as they were from the same developer and supported by personal guarantees and obtained under collectively negotiated deeds in lieu of foreclosure. Going forward the three parcels are considered individual units of account for valuation purposes.

STAFF COMMENT

2. Based on your disclosure in Note 3 on page 7 of your Form 10-Q for the quarter ended December 31, 2009, it appears that you included foreclosure costs of $26,786 in the carrying amount of the land you recorded; please tell us your basis for not expensing these costs and your consideration of FASB ASC 310-40-25-1.

COMPANY’S RESPONSE
We did not include the foreclosure costs as an addition to or in the carrying amount of the land at December 31, 2009. Both the foreclosure costs and the net gain were included in collection, general and administrative expenses for the three months ended December 31, 2009.  We will clarify our disclosure as appropriate in future filings.

STAFF COMMENT

3. We note your response to prior comment 2. Please provide us with the details of the information you obtained on historical transactions and the adjustments you made to determine the fair value of the water rights. Tell us dates and values of the historical transactions that you started with and how you factored illiquidity into your adjustments. Also, tell us how you considered the seniority of your rights in determining the value and clarify if the rights are permitted or certificated.

COMPANY’S RESPONSE
As previously advised, because Statement 157 and FSP FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, did not provide sufficient guidance on how to determine whether a market for a financial asset that historically was active is no longer active (including guidance on when to make a significant adjustment to a transaction or quoted price) and whether a transaction is not orderly (paragraph 6), we used the guidance in FAS No. 157-4, Determining Fair Value When The Volume And Level Of Activity For The Asset Or Liability Have Significantly Decreased And Identifying Transactions That Are Not Orderly (now ASC 820-10-35-51A-D). Management concluded the market for water rights in Nye County was no longer active and that there had been a significant decrease in the volume and level of activity for the asset (water rights), but there was no evidence indicating that identified historical data points were not orderly. A number of the factors of paragraph 12 were evident at the time of valuation of the water rights namely:

a. There are few recent transactions.
b. Price quotations are not based on current information.
c. Price quotations vary substantially either over time . . .
g. There is a significant decline or absence of a market for new issuances (that is, a primary market) for the asset or liability or similar assets or liabilities.
h. Little information is released publicly (for example, a principal-to principal market).

Although data points were difficult to obtain as little information is available publicly, the following data points were identified by management from discussions with local real estate experts, appraisers and county officials:

1.
Various newspaper articles in 2005 to 2008 supported Nye county water rights at up to $25,000 per acre-foot when available. An appraiser indicated orally to management that rights were going for $10,000 to $15,000 in 2007 but didn’t have any recent information.

2.
The tax value reported to us by the prior landowner was $3,000 per right based on the 2004 tax value. They reported to management that this was a fair value of the rights at that time based on the purchase price of the land inclusive of the rights. This was prior to significant land value appreciation in 2005-2008.

3.
The transaction value of the face value of the notes we exchanged for the water rights was $10,000 per right. Management did not place reliance on this value as it accepted rights in lieu of what management deemed a fully impaired note, due to senior debt positions.

4.
In April 2006 management extrapolated from published reports that the Pahrump Town board paid $250,000 for 25 acre-feet or $10,000 per. Management believes this was a good value in that time frame from a more active market. This value was then discounted by management by 40% similar to land values (2006 to 2009) to arrive at an adjusted value of $6,000 per right.

5.
A January 2008 appraisal on land in Nye County for local bank provided data on the value of water rights as a part of land. From this analysis management extrapolated the value of water rights at $7,500 per right based on land at $37,000 per acre.

6.
Management determined property with water rights near its water rights was being offered at $30,000 per acre. Using the ratio in 5 the value of water rights would be about $6,000 per right. This value compared to recent foreclosure values in the area of $10,000 per acre without water resulting in $20,000 per land acre for water which when converted to comparable water density of the original underlying property results in $5,500 per acre foot.

7.	Management found a 2009 listing in more remote Lincoln County with water rights offered at $7,000 per acre-foot.
8.	Management was advised orally by a private party, unverified, of a small transaction in the more remote Amargosa Valley in Nye County at $2,000 per acre-foot in the six months prior to exchange.

Subsequent to management’s valuation, we were advised orally by a private party that the Nye county assessor was refusing to record comparable water right transfers at less than $12,000 per right. Although this may have to do with government economics, we believe it is a confirming indicator of historical pricing levels.

Paragraph 13 of 157-4 stated "a significant adjustment to the transactions or quoted prices may be necessary to estimate fair value in accordance with Statement 157. Significant adjustments also may be necessary in other circumstances (for example, when a price for a similar asset requires significant adjustment to make it more comparable to the asset being measured or when the price is stale)."

Based on the above inputs, management’s objective was "to determine the point within that range [the range of fair value estimates] that is most representative of fair value under current market conditions." Management had no information that the data points were not orderly or were distressed or forced. Management concluded, after analysis, that land and water rights were again comparable to 2004-2005 levels and that the original $3,000 per acre-foot provided by the prior landowner was more indicative of current market values and reflected a "significant adjustment to the transactions" of about 50% to reflect illiquidity and staleness of prior $6,000 data points.

As stated in our earlier response, in Nevada, water rights are separately deeded real property rights. Unlike some states that recognize riparian rights, Nevada statutes appropriate rights under a statutory system. They are not senior or junior to any other water right but are regulated by the State Engineer. Our rights are permitted rights that also reference the appropriate State Certification and have a priority date of 1951. We do not believe there are any senior rights that would limit the beneficial use of our rights.

STAFF COMMENT

4. Furthermore, we note that you intend to hold the water rights as an investment and consider them to have an indefinite life. In determining the useful life, please tell us what consideration you gave to the seniority of your rights as well as your ability/intention to put the rights to a beneficial use. Please tell us the cancellation and forfeiture provisions of the water rights to the extent you are not deemed to be putting the water to beneficial use.

COMPANY’S RESPONSE
As noted above, our rights are appropriated and permitted rights. Accordingly the issue of seniority did not influence our determination of an indefinite life.

As discussed in our previous response letter our rights are designated municipal rights allowing commercial or residential use or they may revert to agriculture use. Under our current permit, we are not required to put the rights to beneficial use until 2014. At that time we may either seek an extension to put the rights to beneficial use or revert back to agricultural status and draw water annually to retain the rights indefinitely. Generally the State Engineer allows extensions to avoid water waste. The State Engineer can cancel a permit for lack of due diligence. As long as the rights are managed properly they are considered to have an indefinite life. We employ experienced professionals to advise and assist in managing our water rights. Failure to manage the rights properly could result in a possible cancellation or forfeiture of the rights (impairment) and we evaluate impairment of intangible assets each reporting period.

We hold the rights as an investment with the intention to sell in the future. The potential buyer could be a purchaser of unrelated property (for example residential development) or other user of water in Nye county (for example industrial or recreational use). Such sales and purchases have historically been common in this area. We have no current intention to put the rights to a beneficial use but are not precluded from doing so.

STAFF COMMENT

5. We note that your Form 10-K/A for the year ended September 30, 2009, filed in response to prior comment 6, does not include your audited financial statements. An abbreviated amendment may only be filed for the first 10-K, containing management’s report on internal controls over financial reporting. Please file an amendment to your Form 10-K for the year ended September 30, 2009 containing full Item 9A disclosure as well as the company’s financial statements. See Question 246.13 of the Compliance and Disclosure Interpretations on Regulation S-K, which can be found at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, for reference.

COMPANY’S RESPONSE
Of even date hereof we have filed amendment No. 2 to our Form 10-K for the fiscal year ended September 30, 2009, containing the full item 9A disclosure as well as our financial statements. There was no change to item 9A(T) from amendment No. 1 or to the financial statements (Item 8) from the originally filed Form 10-K.

STAFF COMMENT

6.  We note that your certifications include the title of the certifying individual in the “I, [identify the certifying individual], certify that” line. Please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.

COMPANY’S RESPONSE
Our officers signed the certifications in their personal capacity. We will revise our certifications in future filings to exclude the title of the certifying individual from the opening sentence.

Please direct any questions regarding the foregoing information to the undersigned at 702-734-1888 or fax 702-737-6900. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Eric M. Polis
Eric M. Polis
Treasurer
ASI Technology Corporation

c:	William M. Nelson, CPA Henry Lichtenberger, Esq.